SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 03 March 2014

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director/PDMR Shareholding
Enclosure 2	Director/PDMR Shareholding
Enclosure 3	Director/PDMR Shareholding
Enclosure 4	Transaction in Own Shares
Enclosure 5	Transaction in Own Shares
Enclosure 6	London Stock Exchange Notice
Enclosure 7	Director/PDMR Shareholding
Enclosure 8	Publication of Prospectus
Enclosure 9	Director/PDMR Shareholding
Enclosure 10	Transaction in Own Shares
Enclosure 11	Transaction in Own Shares
Enclosure 12	Transaction in Own Shares
Enclosure 13	Transaction in Own Shares
Enclosure 14	Financial history for BT Consumer and BT Business
Enclosure 15	Transaction in Own Shares
Enclosure 16	Transaction in Own Shares
Enclosure 17	Transaction in Own Shares
Enclosure 18	Total Voting Rights
Enclosure 19	Transaction in Own Shares

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

LUIS ALVAREZ
NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

LUIS ALVAREZ
NIGEL STAGG

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

LUIS ALVAREZ - 2,021 SHARES
NIGEL STAGG - 1,919 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

385.76 pence

14. Date and place of transaction

03 FEBRUARY 2014 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LUIS ALVAREZ

PERSONAL HOLDING: 241,675 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      202,841 SHARES
BT GROUP INCENTIVE SHARE PLAN:      532,523 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,783 SHARES.

NIGEL STAGG

PERSONAL HOLDING: 338,344 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 222,795 SHARES
BT GROUP INCENTIVE SHARE PLAN:  466, 039 SHARES

16. Date issuer informed of transaction

04 FEBRUARY 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH- 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

05 FEBRUARY 2014

END

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE
GAVIN PATTERSON
GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF EQUINITI SHARE PLAN TRUSTEES LIMITED

SIR MICHAEL RAKE - 60 SHARES
GAVIN PATTERSON - 89 SHARES
GRAHAM SUTHERLAND - 5 SHARES

 10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

385.7 pence

14. Date and place of transaction

04 FEBRUARY 2014 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE

PERSONAL HOLDING: 130,156 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME:  OPTIONs OVER 1,485 SHARES.

GAVIN PATTERSON

PERSONAL HOLDING: 1,692,387 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      641,475 SHARES
BT GROUP INCENTIVE SHARE PLAN:   1,972,881 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 53,341 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      189,294 SHARES
BT GROUP INCENTIVE SHARE PLAN:      361,108 SHARES

16. Date issuer informed of transaction

04 FEBRUARY 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

05 FEBRUARY 2014

END

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GAVIN PATTERSON

TONY CHANMUGAM

LUIS ALVAREZ

CLARE CHAPMAN

JOHN PETTER

CLIVE SELLEY

NIGEL STAGG

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON:  23,186 shares

TONY CHANMUGAM:  18,799 shares

LUIS ALVAREZ:      6,601 shares

CLARE CHAPMAN:   4,210 shares

JOHN PETTER:        5,668 shares

CLIVE SELLEY:       6,042 shares

NIGEL STAGG:        6,107 shares

GRAHAM SUTHERLAND:  4,878 shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.8330 pence

14. Date and place of transaction

4 February 2014, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 1,692,387 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      644,664 SHARES
BT GROUP INCENTIVE SHARE PLAN:   1,983,424 SHARES

TONY CHANMUGAM
PERSONAL HOLDING: 844,772 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      626,283 SHARES
BT GROUP INCENTIVE SHARE PLAN:      1,512,207 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,024 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 241,675 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      203,840 SHARES
BT GROUP INCENTIVE SHARE PLAN:      537,245 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,783 SHARES.

CLARE CHAPMAN

PERSONAL HOLDING: 20,695 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      120,069 SHARES
BT GROUP INCENTIVE SHARE PLAN:      358,993 SHARES

JOHN PETTER

PERSONAL HOLDING: 28,210 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      214,600 SHARES
BT GROUP INCENTIVE SHARE PLAN:      430,360 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 3,809 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 262,402 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      207,958 SHARES
BT GROUP INCENTIVE SHARE PLAN:      479,434 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

NIGEL STAGG

PERSONAL HOLDING: 338,344 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      223,614 SHARES
BT GROUP INCENTIVE SHARE PLAN:      467,756 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 53,341 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      190,971 SHARES
BT GROUP INCENTIVE SHARE PLAN:      364,309 SHARES

16. Date issuer informed of transaction

4 FEBRUARY 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

5 FEBRUARY 2014

END

Enclosure 4

10 February 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 10 February 2014 it purchased from Merrill Lynch International 165,700 ordinary shares at an average price of 390.9666 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 239,272,020 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,911,955,009.

The above figure (7,911,955,009) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

11 February 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 11 February 2014 it purchased from Merrill Lynch International 148,973 ordinary shares at an average price of 394.1062 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 239,402,513 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,911,824,516.

The above figure (7,911,824,516) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

In connection with a proposed offering of notes to be registered with the U.S. Securities and Exchange Commission (the "SEC"), British Telecommunications public limited company ("BT"), a subsidiary of BT Group plc, today filed with the SEC a Form 6-K with an interim results statement for the six months ended 30 September 2013 (the "Form 6-K"). BT Group plc published its results for the nine months ended 31 December 2013 on 31 January 2014.

To view the Form 6-K, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8190Z_-2014-2-11.pdf

A copy of the Form 6-K has been submitted to the National Storage Mechanism and will shortly be available for inspection at
http://www.morningstar.co.uk/uk/NSM

For further information, please contact
BT Investor Relations
Tel: +44 20 7356 4909
E-mail: investorrelations@bt.com

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

PATRICIA HEWITT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE PURCHASE OF 1,017 ORDINARY SHARES BY PATRICIA HEWITT

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TRANSACT NOMINEES LIMITED

8 State the nature of the transaction

SHARE PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

1,017 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

393.13 pence

14. Date and place of transaction

11 FEBRUARY 2014 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PATRICIA HEWITT

PERSONAL HOLDING: SHARES - 19,251

16. Date issuer informed of transactions

11 FEBRUARY 2014

if a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

12 FEBRUARY 2014

END

Enclosure 8

The following prospectus has been approved by the UK Listing Authority:
Prospectus dated 12 February 2014 (the "Prospectus") relating to the $500,000,000 1.250% Senior Notes due 2017 and $800,000,000 2.350% Senior Notes due 2019 of British Telecommunications public limited company ("BT").
To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/9483Z_-2014-2-12.pdf
A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at
http://www.morningstar.co.uk/uk/NSM

For further information, please contact
BT Investor Relations
Tel: +44 20 7356 4909
E-mail: investorrelations@bt.com

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

PHIL HODKINSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF ORDINARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX SHARE DEALING LIMITED

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

2,406  ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

412.98 p PER SHARE

14. Date and place of transaction

19 FEBRUARY 2014, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

25,263  ORDINARY SHARES

16. Date issuer informed of transaction

19 FEBRUARY 2014

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

19 FEBRUARY 2014

END

Enclosure 10

19 February 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 19 February 2014 it purchased from Merrill Lynch International 150,000 ordinary shares at an average price of 411.9870 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 239,019,733 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,912,207,296.

The above figure (7,912,207,296) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

20 February 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 20 February 2014 it purchased from Merrill Lynch International 45,000 ordinary shares at an average price of 414.4422 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 239,064,733 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,912,162,296.

The above figure (7,912,162,296) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

21 February 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 21 February 2014 it purchased from Merrill Lynch International 155,000 ordinary shares at an average price of 413.5723 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 239,211,020 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,912,016,009.

The above figure (7,912,016,009) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

24 February 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 24 February 2014 it purchased from Merrill Lynch International 200,000 ordinary shares at an average price of 413.466 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 239,411,020 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,911,816,009.

The above figure (7,911,816,009) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 14

DC14-078                                                                                                                                                                                                                                                                                                                                                              25 February 2014

BT PROVIDES FINANCIAL INFORMATION AND KEY PERFORMANCE INDICATORS FOR NEW BUSINESSES REPLACING BT RETAIL

BT Group has today published revised line of business financial information and key performance indicators (KPIs) to reflect the separation of BT Retail into two new lines of business - BT Business and BT Consumer.

In July 2013, we announced the new structure, which will allow the company to better serve its customers and focus even more on delivering its strategic priorities. These include 'Being the brand for business for UK SMEs' and 'Driving broadband-based consumer services'. As we have made good progress with the separation we are publishing this information earlier than we had originally expected. Comparative information has been presented on a consistent basis.

Previously, BT Retail comprised four customer facing units. These were Business, Consumer, BT Enterprises (comprising BT Conferencing, BT Payphones, BT Directories, BT Fleet, BT Wi-fi, BT Redcare, BT Expedite & Fresca, and BT Tikit) and BT Ireland.

BT Enterprises and the business and wholesale elements of BT Ireland have merged with Business to form the new BT Business line of business. BT Wi-fi and the consumer part of BT Ireland have transferred to BT Consumer.

The separation does not impact the results or KPIs for BT Global Services, BT Wholesale or Openreach, but some small shared operations have transferred into the central group functions resulting in some minor changes to the 'Other' segment. There is no impact on the total group results.

Financial information for the new lines of business for the three quarters ended 31 December 2013, the year ended 31 March 2013, and the year ended 31 March 2012 is outlined below. This information is also included in the updated KPI document which is available at www.btplc.com/results.

Results for the fourth quarter and full year to 31 March 2014 (which are expected to be announced on Thursday 8 May 2014) will be presented on this revised basis.

Enquiries
Press office:
Ross Cook                                                        Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                               Tel: 020 7356 4909

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2013, BT Group's reported revenue was £18,103m with reported profit before taxation of £2,315m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Appendix - revised line of business financial information1

£m	As previously reported	Revised		Change in
	BT Retail	BT Business	BT Consumer	Other segment
Financial year to 31 March 2014
First quarter
Revenue	1,797	863	950	(16)
EBITDA	496	262	231	3
Operating profit	385	207	176	2
Free cash flow	260	125	146	(11)

Second quarter
Revenue	1,843	871	987	(15)
EBITDA	429	268	158	3
Operating profit	323	216	105	2
Free cash flow	254	240	11	3

Third quarter
Revenue	1,875	880	1,014	(19)
EBITDA	460	281	175	4
Operating profit	350	228	120	2
Free cash flow	352	247	99	6

Financial year to 31 March 2013
First quarter
Revenue	1,794	849	959	(14)
EBITDA	493	244	246	3
Operating profit	370	183	184	3
Free cash flow	248	140	100	8

Second quarter
Revenue	1,808	870	952	(14)
EBITDA	495	252	238	5
Operating profit	369	191	175	3
Free cash flow	334	183	147	4

Third quarter
Revenue	1,810	875	953	(18)
EBITDA	500	267	228	5
Operating profit	372	203	166	3
Free cash flow	471	280	190	1

Fourth quarter
Revenue	1,887	922	982	(17)
EBITDA	537	284	256	(3)
Operating profit	417	225	195	(3)
Free cash flow	523	304	218	1

Full year
Revenue	7,299	3,516	3,846	(63)
EBITDA	2,025	1,047	968	10
Operating profit	1,528	802	720	6
Free cash flow	1,576	907	655	14

1 All line of business financial information is before specific items. Free cash flow is before purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments

Appendix - revised line of business financial information1

£m	As previously reported	Revised		Change in
	BT Retail	BT Business	BT Consumer	Other segment
Financial year to 31 March 2012
First quarter
Revenue	1,852	884	979	(11)
EBITDA	471	250	216	5
Operating profit	347	186	157	4
Free cash flow	310	177	140	(7)

Second quarter
Revenue	1,872	903	981	(12)
EBITDA	472	253	214	5
Operating profit	348	198	147	3
Free cash flow	370	218	140	12

Third quarter
Revenue	1,868	895	985	(12)
EBITDA	483	264	214	5
Operating profit	359	203	152	4
Free cash flow	305	209	100	(4)

Fourth quarter
Revenue	1,880	912	980	(12)
EBITDA	511	270	238	3
Operating profit	379	202	174	3
Free cash flow	468	252	212	4

Full year
Revenue	7,472	3,594	3,925	(47)
EBITDA	1,937	1,037	882	18
Operating profit	1,433	789	630	14
Free cash flow	1,453	856	592	5

1 All line of business financial information is before specific items. Free cash flow is before purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments

Enclosure 15

25 February 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 25 February 2014 it purchased from Merrill Lynch International 150,000 ordinary shares at an average price of 414.7249 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 239,561,020 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,911,666,009.

The above figure (7,911,666,009) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 16

26 February 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 26 February 2014 it purchased from Merrill Lynch International 300,000 ordinary shares at an average price of 411.9296 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 239,814,382 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,911,412,647.

The above figure (7,911,412,647) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 17

27 February 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 27 February 2014 it purchased from Merrill Lynch International 200,000 ordinary shares at an average price of 408.6998 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 240,007,631 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,911,219,398.

The above figure (7,911,219,398) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Enclosure 18

Friday 28 February 2014

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 February 2014 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 240,005,840 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,911,221,189.

The above figure (7,911,221,189) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 19

28 February 2014

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 28 February 2014 it purchased from Merrill Lynch International 130,000 ordinary shares at an average price of 411.6994 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 240,135,840 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,911,091,189.

The above figure (7,911,091,189) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  03 March 2014